                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549

                             INFORMATION STATEMENT
                           PURSUANT TO SECTION 14(F)
                                     OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

                          COMMISSION FILE NO: 0-19604

                          AAMES FINANCIAL CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                   DELAWARE                                      95-4340340
        STATE OR OTHER JURISDICTION OF                        I.R.S. EMPLOYER
        INCORPORATION OR ORGANIZATION                        IDENTIFICATION NO.

           350 SOUTH GRAND AVENUE, 52ND FLOOR, LOS ANGELES, CA 90071 ADDRESS OF PRINCIPAL EXECUTIVE OFFICES, INCLUDING ZIP CODE:

       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (323) 210-5000

             INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

     This Information Statement is being mailed on or about January 29, 1999, to holders of shares of Common Stock, par value $0.001 (the "Common Stock"), of Aames Financial Corporation, a Delaware corporation (the "Company"), pursuant to
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. This Information Statement is being furnished in connection with the nomination of persons by Capital Z Financial Services Fund II, LP, a Bermuda limited partnership ("Capital Z"), to the Board of Directors of the Company pursuant to the Preferred Stock Purchase Agreement, dated as of December 23, 1998 by and between the Company and Capital Z (the "Agreement"). The Agreement provides for an equity investment of up to $100 million (the "Investment") in the Company. The Investment is to be made in three stages, as follows: (i) at an initial closing, expected to occur prior to February 15, 1999 (the "Initial Closing") Capital Z, and certain other investors to be designated by it (collectively, the "Preferred Stock Investors"), will purchase 26,704 shares of the Series B Convertible Preferred Stock of the Company (the "Series B Stock") and 48,296 shares of the Series C Convertible Preferred Stock of the Company (the "Series C Stock") for $1,000 per share, or an aggregate purchase price of $75 million; (ii) as soon as practicable thereafter, subject to the approval by the stockholders of the Company of an amendment to the Company's Certificate of Incorporation increasing the number of authorized shares of Common Stock and Preferred Stock (the "Stock Proposal") and a subsequent 1,000-for-1 split of the outstanding Series B Stock and Series C Stock (the "Recapitalization), the Company intends to commence a public offering to the common stockholders of the Company of nontransferable subscription rights (the "Subscription Rights") to purchase up to $25 million of Series C Stock for $1.00 per share (the "Rights Offering"), and (iii) following the Rights Offering, Capital Z will purchase any shares of the Series C Stock which are not purchased by common stockholders in the Rights Offering. Section 4.12 of the Agreement provides that the Company will, concurrently with the Initial Closing, cause the Board of Directors to consist of nine persons as of the date of the Initial Closing and, subject to compliance with Section 14(f) of the Exchange Act, cause five nominees of Capital Z (the "Capital Z Designees") to be appointed to the Board of Directors as of such date.

     NO ACTION IS REQUIRED BY THE STOCKHOLDERS OF THE COMPANY IN CONNECTION WITH ANY ELECTION OF DIRECTORS NOMINATED BY CAPITAL Z TO THE BOARD. However, because a majority of the Company's directors may be changed other than at a meeting of stockholders, Section 14(f) of the Exchange Act requires the Company to provide its stockholders and the Securities and Exchange Commission (the "Commission") with the information set forth in this Information Statement not less than ten days prior to the date on which the change will take place, or such other time period as may be established by the Commission.

     The information contained in this Information Statement concerning Capital Z and the Capital Z Designees has been furnished to the Company by Capital Z, and the Company assumes no responsibility for the accuracy or completeness of such information.

INFORMATION RELATING TO THE COMPANY'S STOCK

     As of January 19, 1999, the Company had outstanding 31,015,893 shares of Common Stock and no shares of Preferred Stock. Holders of each share of Common Stock are entitled to cast one vote per share on all matters submitted to a vote of stockholders. The Capital Z Designees will be appointed to the Board of Directors concurrently with the Initial Closing, which is expected to occur no later than February 15, 1999. At the Initial Closing, the Preferred Stock Investors will purchase an aggregate of 75,000 shares of Series B Stock and Series C Stock. A stockholder is entitled to cast one vote for each share of Common Stock and 1,000 votes for each share of Series B Stock and Series C Stock for which he or she is entitled to vote. The Common Stock, Series B Stock and Series C Stock entitles the holders thereof to vote with respect to all matters (other than, with respect to the Series C Stock, the election of Directors) submitted to the Stockholders for vote, with all classes voting together as a single class, except as otherwise provided under Delaware law. The Series B Stock and Series C Stock have separate rights to vote as a class on certain matters. The Bylaws of the Company provide that the Board of Directors shall consist of no fewer than three and no more than nine members as determined from time to time by the Board of Directors. The Board of Directors of the Company, effective as of the Initial Closing, shall consist of nine Directors divided into two classes. One class, consisting of four Directors (the "Series B Directors") are elected by the holders of the Series B Stock, voting as a single class, annually and the other class of Directors, consisting of five Directors (the "Common Stock Directors") are elected by the holders of the Common Stock and the holders of the Series B Stock, voting together as a single class, for staggered three year terms. The holders of the Series C Stock are not entitled to vote with respect to the election of Directors. Upon shareholder approval of the Stock Proposal and the completion of the Recapitalization, each share of Series B Stock and each share of Series C Stock will be entitled to cast one vote per share.

CHANGE OF CONTROL TRANSACTION

     On December 23, 1998, the Company and Capital Z entered into the Agreement providing for the purchase by Capital Z and the other Preferred Stock Investors of up to $100,000,000 of the Series B Stock and Series C Stock. Pursuant to the Agreement, the Company will issue to the Preferred Stock Investors at the Initial Closing 26,704 shares of the Series B Stock and 48,296 shares of the Series C Stock for $1,000 per share or an aggregate of $75,000,000. The identity of the Preferred Stock Investors other than Capital Z has not, at the date of this Information Statement, been determined. However, Capital Z intends to purchase a substantial majority of the Series B Stock and Series C Stock to be issued to the Preferred Stock Investors pursuant to the Agreement and consequently will be able to direct the control of the Company and its affairs. Pursuant to the Agreement, the Company will commence the Rights Offering as soon as practicable following adoption of the Stock Proposals and the completion of the Recapitalization. Pursuant to the Rights Offering, the Company will distribute Subscription Rights to its Common Stock holders providing them the right to purchase up to 25,000,000 shares of the Series C Stock of the Company for $1.00 per share or an aggregate of $25,000,000. Capital Z has agreed to purchase any and all of the shares of Series C Stock not purchased by the Common Stock holders in the Rights Offering.

     On January 4, 1999, a designee of Capital Z received, as a standby commitment fee, warrants to purchase 1,250,000 of the Common Stock at an exercise price of $1.00 per share. In addition, at the time of the Initial

Closing, the Company will pay a designee of Capital Z a $1,000,000 transaction fee in connection with the transactions contemplated by the Agreement and Capital Z will receive an additional warrant (the "Contingent Warrant") to purchase up to 3,000,000 shares of the Common Stock at an exercise price of $1.00 per share, which would be exercisable only if the Recapitalization is not completed by June 30, 1999. In addition, in connection with the transactions contemplated by the Agreement, the Company has paid Capital Z aggregate additional fees of $2,000,000 and has agreed to reimburse Capital Z for all of its expenses incurred in connection with the negotiation and execution of the Agreement and the transactions contemplated thereby.

     Following the Initial Closing, Capital Z will hold Series B Stock and Series C Stock representing 70.744% of the combined voting power of the Company. Following the completion of the Rights Offering, Capital Z will hold Series B Stock and Series C Stock representing 57.2% of the combined voting power of the Company if all shares offered in the Rights Offering are purchased by Common Stockholders and 76.3% of the combined voting power of the Company if none of the Shares offered in the Rights Offering are purchased by Common Stockholders. Further, it is anticipated that Capital Z will hold a substantial majority of the Series B Stock to be outstanding following the Initial Closing, and consequently will have the power to direct the election of all of the Series B Directors.

     As part of the Agreement, the Company agreed to solicit approval of the stockholders of the Stock Proposal in order to allow the Recapitalization and Rights Offering to occur. Neither of these events may be consummated unless and until the Stock Proposal is adopted. Pursuant to the terms of the Series B Stock and Series C Stock, if the Company fails to effect the Recapitalization prior to June 30, 1999 (i) the dividend rate on the Series B Stock and Series C Stock will increase to 15% per annum, (ii) the Series B Stock and Series C Stock will become mandatorily redeemable on the sixth anniversary of its issuance, and
(iii) the warrant to purchase up to 3,000,000 shares of Common Stock held by Capital Z or a designee of Capital Z will become exercisable at an exercise price of $1.00 per share. Further, prior to the Recapitalization, in addition to its regular dividend rights and rights in liquidation based on its stated value per share, the Senior Preferred Stock will participate in dividends and rights in liquidation with holders of the Common Stock in any remaining assets of the Company.

     The total amount of funds required to pay the consideration payable with respect to the purchases by the Preferred Stock Investors under the Agreement are $75,000,000 (if all of the shares of Series C Stock issuable in the Rights Offering are purchased by the holders of the Company's Common Stock) and $100,000,000 (if none of the shares of Series C Stock issuable in the Rights Offering are purchased by the holders of the Company's Common Stock). Capital Z has informed the Company that none of such funds will be borrowed.

CONTINUING DIRECTORS

     Following the appointment of the Capital Z Designees, there will be four continuing directors of the Company. The name, age and present principal occupation or employment, and material occupations, positions, offices or employment for the past five years, of each continuing director are set forth below:

     GEORGE W. COOMBE, JR. is a Senior Fellow at the Stanford Law School teaching International Commercial Arbitration. From 1990 to 1995, Mr. Coombe was a partner in the law firm of Graham & James and from 1975 to 1990, he was Executive Vice President and General Counsel of Bank of America. From 1968 to 1975, Mr. Coombe served as Assistant General Counsel and Corporate Secretary of General Motors Corporation.

     NEIL B. KORNSWIET was elected a Director in September 1996 and appointed Co-Chairman of the Board in November 1997. Mr. Kornswiet founded One Stop in August 1995 and was its Chairman, Chief Executive Officer and President from September 1995 through its acquisition by the Company in August 1996. Mr. Kornswiet continues to serve as Chairman, Chief Executive Officer and President of One Stop, now a wholly owned subsidiary of the Company. Mr. Kornswiet was also named an Executive Vice President of the Company in September 1996 and President of the Company in May 1997. From 1992 to 1995, Mr. Kornswiet was President of Quality Mortgage, a privately held mortgage banking company. From 1983 to 1992,

Mr. Kornswiet was a lawyer specializing in consumer credit and other regulatory matters for financial institutions and mortgage banking companies.

     GEORGES C. ST. LAURENT, JR., appointed Co-Chairman of the Board in November 1997, is the former Chairman of the Board and Chief Executive Officer of Western Bank, Oregon (1988 to 1997). Currently, Mr. St. Laurent is a principal in various real estate, agricultural and forestry related ventures and also serves as a director of Baxter International, Inc. and The Perkin Elmer Corporation.

     CARY H. THOMPSON has served as a Director of the Company since January 1992. He was named Chief Operating Officer of the Company in March 1996 and Chief Executive Officer of the Company in May 1997. From May 1994 until joining the Company, Mr. Thompson served as Managing Director-Head of United States Financial Institutions Group for NatWest Markets. From June 1989 to May 1994, Mr. Thompson was Senior Vice President-Head of West Coast Financial Institutions Group for Oppenheimer & Co. Mr. Thompson is also on the Board of Directors of Fidelity National Financial, Inc., a title insurance company.

CAPITAL Z DESIGNEES

     The name, age and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each person whom Capital Z has nominated to serve on the Company's Board of Directors effective as of the date of the Initial Closing are set forth below. Capital Z has informed the Company that each of such persons has consented to act as a director.

     STEVEN M. GLUCKSTERN, 47, has served as a Partner of Capital Z Partners, Ltd. since July 1998, as Chairman of Zurich Centre Group LLP since 1996 and as Chairman of Zurich Reinsurance (North America), Inc. since 1993.

     ADAM MIZEL, 29, has served as a Senior Vice President and Director of Capital Z Management, Inc. and a partner of Capital Z Partners since August of 1988. From April of 1994 through August of 1998, Mr. Mizel served as Vice President and Managing Director at Zurich Center Insurance.

     ERIC RAHE, 29, has served as a principal of Capital Z Partners, Ltd. since August 1998. From March through July of 1998, Mr. Rahe served as both an Associate and Vice President of Insurance Partners, a private equity fund focused on the insurance industry. From January 1994 through August of 1994, Mr. Rahe was an Associate Analyst at the investment banking firm of Donaldson, Lufkin & Jenrette.

     MANI A. SADEGHI, 35, has served as Chief Executive of Equifin Capital Partners, LLC, which provides private equity investment management and advisory services, since June of 1998. Mr. Sadeghi has also served as Group President of AT&T Capital Corporation from September 1994 until February of 1998 and as the Director of Strategic Planning and Business Development at GE Capital from July 1992 through September 1994.

     DAVID A. SPURIA, 38, has served as General Counsel of Capital Z Partners Ltd. and Capital Z Management, Inc. since July of 1998. Mr. Spuria was a partner from January 1995 through July of 1998 and an associate from March of 1992 through January of 1995 with the law firm of Weil, Gotshal & Manges, LLC.

     Following the election of Capital Z's Designees, and prior to the earlier of June 30, 1999 and the consummation of the purchase by Capital Z of all shares of Series C Stock not purchased in the Rights Offering, any amendment or waiver of any term or condition of the Agreement or the Company's Amended and Restated Certificate of Incorporation and Restated Bylaws, any amendment, waiver or termination of the Rights Offering and the Recapitalization, any extension by the Company of the time for the performance of any of the obligations or other acts of Capital Z under the Agreement, any waiver or assertion of any of the Company's rights under the Agreement, or any other consents or actions by the Board of Directors with respect to the Agreement or the transactions contemplated thereby, will require, and will require only, the concurrence of a majority of the Continuing Directors; provided, however, that if applicable law requires that any action be acted upon by the full Board of Directors, such action will require the concurrence of a majority of the Directors, which majority shall include each of the Continuing Directors.

     The Company has been advised by Capital Z that, to the best of the Capital Z's knowledge, except as described below, none of such persons, (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any of the directors or executive officers of the Company,
(iii) beneficially owns any securities (or rights to acquire any securities) of the Company, (iv) is a party adverse to the Company or any of its subsidiaries, or has a material interest adverse to the Company or any of its subsidiaries, in any legal proceeding, or (v) has been involved in any transactions with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission.

BENEFICIAL OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth as of January 19, 1999, certain information relating to the ownership of the Common Stock by (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding shares of the Common Stock (other than Capital Z and the other Preferred Stock Investors who may be deemed to own an aggregate of 75,000 shares of Series B Stock and Series C Stock by virtue of entering into the Agreement and related ancillary agreements), (ii) each of the Company's directors and, (iii) each of the Named Executive Officers (as defined under "Executive Compensation -- Summary Compensation Table") and (iv) all of the Company's executive officers and directors as a group. Except as may be indicated in the footnotes to the table and subject to applicable community property laws, each of such persons has sole voting and investment power with respect to the shares beneficially owned. Beneficial ownership has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Under this Rule, certain shares may be deemed to be beneficially owned by more than one person (such as where persons share voting power or investment power). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided; in computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in the following table does not necessarily reflect the person's actual voting power at any particular date. The address of each individual listed is in care of the Company, 350 S. Grand Avenue, Los Angeles California 90071.

                   NAME AND ADDRESS                     NUMBER OF SHARES    PERCENT OF CLASS
                   ----------------                     ----------------    ----------------
Thirty-Five East Investments LLC......................     2,225,865(1)           6.74%
  35 East 62nd Street
  New York, New York
Turtle Creek Revocable Trust..........................       556,466(1)           1.68%
  200 Crescent Court, Suite 1350
  Dallas, Texas 75201
George W. Coombe, Jr..................................         4,300(2)              *
Mark E. Costello......................................        36,875(3)              *
John C. Getzelman.....................................         3,829(4)              *
Melvyn Kinder.........................................        22,995(5)              *
Stephen M. Gluckstern.................................            --(6)              *
Neil B. Kornswiet.....................................     2,387,860(7)           7.23%
Joseph A. Magnus(8)...................................        38,000(9)              *
Adam Mizel............................................            --(6)              *
Lee Masters...........................................         3,829(10)             *
Barbara S. Polsky.....................................        68,750(11)             *
Eric Rahe.............................................            --(6)              *
Marie Sandeghi........................................            --(6)              *
David A. Spuria.......................................            --(6)              *
Georges C. St. Laurent, Jr. ..........................        53,300(12)             *
Cary H. Thompson......................................     1,281,906(13)          3.88%
All executive officers, directors and nominees as a
  group
  (17 persons)........................................     3,930,790(14)         11.90%

---------------
  *  Less than one percent.

 (1) This information was obtained from a Schedule 13D filed with the SEC on March 19, 1998. Thirty-Five East Investments LLC and Turtle Creek Revocable Trust filed jointly, however each disclaimed beneficial ownership in any shares of Common Stock beneficially owned by the other.

 (2) Includes 3,300 shares of Common Stock underlying options which are currently exercisable or which will become exercisable within 60 days of January 19, 1999.

 (3) Includes 32,075 shares of Common Stock underlying options which are currently exercisable or which will become exercisable within 60 days of January 19, 1999.

 (4) Represents shares of Common Stock underlying options which are currently exercisable within 60 days of January 19, 1999

 (5) Includes 14,745 shares of Common Stock underlying options which are currently exercisable or which will become exercisable within 60 days of January 19, 1999.

 (6) Does not include Series B Stock, Series C Stock, warrants for the purchase of Common Stock or possible beneficial ownership in stock as a result of any management voting agreement which has been or will be issued to the Preferred Stock Investors in connection with the Agreement.

 (7) Includes 575,000 shares of Common Stock underlying options which are currently exercisable or which will become exercisable within 60 days of January 19, 1999.

 (8) Joseph A. Magnus resigned as an executive officer of the Company on November 20, 1998.

 (9) Represents shares of Common Stock underlying options that are currently exercisable, all of which will terminate on February 18, 1999.

(10) Represents shares of Common Stock underlying options which are currently exercisable within 60 days of January 19, 1999.

(11) Represents shares of Common Stock underlying options which are currently exercisable within 60 days of January 19, 1999.

(12) Includes 3,300 shares of Common Stock underlying options which are currently exercisable or which will become exercisable within 60 days of January 19, 1999.

(13) Includes 1,260,006 shares of Common Stock underlying options which are currently exercisable or which will become exercisable within 60 days of January 19, 1999.

(14) Includes 2,029,480 shares of Common Stock underlying options which are currently exercisable or which will become exercisable within 60 days of January 19, 1999.

CORPORATE GOVERNANCE

     Board Meetings and Committees. The Board of Directors held a total of 14 meetings during the fiscal year ended June 30, 1998. Among its committees, the Board of Directors has an Audit Committee, a Compensation Committee and a Nominating Committee. During the fiscal year ended June 30, 1998, each director, with the exception of Lee Masters, attended at least 75% of the meetings of the Board of Directors and Committees on which he served.

     The Audit Committee met 5 times, the Compensation Committee met 7 times and the Nominating Committee did not meet during the fiscal year ended June 30, 1998. The Audit Committee's functions include recommending to the Board of Directors the engagement of the Company's independent accountants, discussing the scope and results of the audit with the accountants, discussing the Company's financial accounting and reporting principles and the adequacy of the Company's financial controls with the accountants and the Company's management, discussing the results of internal audits with management and reviewing and evaluating the Company's accounting policies and internal accounting controls. The Compensation Committee reviews, approves and recommends to the Board of Directors all short-term compensation and compensation plans for the CEO (and President, if not the CEO) of the Company, and the Named Executive Officers as well as approves and authorizes grants under the Corporation's stock option plans. See "Report of the Compensation Committee on Executive Compensation" attached to this Proxy Statement as Exhibit "A." The Nominating Committee reviews the qualifications of possible candidates to serve on the Board of Directors, the retirement policy of the Board of Directors, director independence, proposed changes in senior management, succession planning and recommends a successor to the Chief Executive Officer upon vacancy. The Nominating Committee does not consider nominations made by stockholders. Currently, the members of the Audit Committee are Messrs. Getzelman, Coombe and St. Laurent, the members of the Compensation

Committee are Messrs. Kinder, Masters and St. Laurent and the members of the Nominating Committee are Messrs. Kinder and St. Laurent.

     Compensation of Directors. Each director who is not an officer of or otherwise employed by the Company as either an employee or a consultant (each an "Outside Director") receives a non-qualified option to purchase 10,000 shares of the Common Stock at the time of the director's original appointment or election to the Board. In addition, each Outside Director is entitled to receive an annual retainer of $8,000, a fee of $2,000 for each regular or special Board meeting attended in person, $500 for each regular or special committee meeting attended in person or by telephone, $1,000 for each regular or special Board meeting attended by telephone, and an option to purchase an additional 1,500 shares of the Common Stock as of each annual meeting at the conclusion of which the Outside Director still serves as a director of the Company.

     Compensation Committee Interlocks and Insider Participation. During the last fiscal year, executive compensation for the Company was administered by the Compensation Committee of the Board. Messrs. Kinder, Masters and St. Laurent who are not, and have never been, officers or employees of the Company, served as members of the Compensation Committee during the 1998 fiscal year.

     Report of the Compensation Committee. The Report of the Compensation Committee of the Board of Directors of the Company, describing the compensation policies and the compensation philosophy of the Company's executive compensation policy and certain determinations with respect to bonuses and stock option grants for the year ended June 30, 1998, is attached to this Information Statement as Exhibit "A."

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On August 28, 1996, the Company acquired One Stop, a residential mortgage lender. Prior to the acquisition, One Stop was owned by Neil B. Kornswiet, currently the Co-Chairman of the Board of the Directors and President of the Company. In the acquisition, the Company issued approximately 3.5 million shares of the Common Stock, 2.4 million shares of which was issued to Mr. Kornswiet. In addition, Mr. Kornswiet has agreed to purchase 1,667,000 shares of Series C Stock in the Rights Offering for $1.00 per share. Mr. Kornswiet continues to serve as President, Chief Executive Officer and Chairman of the Board of Directors of One Stop. See "Executive Compensation."

     On January 26, 1998, the Board of Directors approved the Executive and Director Loan Program under which directors and executive officers of the Company are entitled to obtain a mortgage loan from the Company at the Company's cost of funds (plus 25 basis points) as determined by an approved, independent investment banking firm. All loans made under the Executive and Director Loan Program are fixed rate, fully amortized, 15- or 30-year loans with no prepayment penalties and are underwritten to the Company's underwriting guidelines in effect at the time of the loan. Participants in this program are not charged any loan fees except for those fees or costs charged by third parties. The following executive officers and directors have home refinance loans with the Company for the following principal amount and outstanding balance (as of October 19, 1998) at an interest rate of 6.5%: Mark E. Costello, executive officer, $325,000 loan amount, $315,794.87 outstanding balance; Melvyn Kinder, $400,000 loan amount, $397,427.28 outstanding balance; John C. Getzelman, $642,000 loan amount, $638,470.23 outstanding balance; Barbara S. Polsky, executive officer, $400,500 loan amount, $397,924.06 outstanding balance; David A. Sklar, executive officer, $379,300 loan amount, $379,300 outstanding balance; Cary H. Thompson, executive officer and director, $240,500 loan amount, $240,500 outstanding balance.

     From time to time certain officers, directors and employees of the Company, as well as members of their immediate families, acted as private investors in loan transactions originated by the Company. All such loans are originated on terms and conditions which are no more favorable than loans originated by the Company for other nonaffiliated private investors except that such persons receive 75% of any prepayment fees collected by the Company on such loans. The Company discontinued its private investor program in August 1997.

     Cary Thompson, the Company's Chief Executive Officer and a director of the Company and the owner of 21,900 shares of the Company's Common Stock, and Neil Kornswiet, the Company's President and a director of the Company and the owner of 1,812,860 shares of the Company's Common Stock (collectively, the

"Management Stockholders"), have each entered into a Management Voting Agreement with Capital Z (the "Management Voting Agreement") pursuant to which the Management Investors have agreed to vote all of the shares of capital stock beneficially owned by them (the "Management Shares") in favor of the Stock Proposal and against any proposal for an alternative transaction or any other matter which would materially impede, interfere with or delay any of the transaction contemplated by the Agreement. In the event the Recapitalization is not consummated prior to June 30, 1999, the Management Stockholders have agreed to vote all Management Shares as directed by the Board of Directors. The Management Voting Agreement will terminate at the completion of the Recapitalization and with respect to any Management Shares which are transferred as permitted by the Management Voting Agreement.

     On December 23, 1998, each of the Management Stockholders entered into a Management Investment Agreement with the Company. Pursuant to the Management Investment Agreements, Cary Thompson agreed to purchase 250 shares of Series C Stock for $1,000 per share at the Initial Closing (equivalent to 250,000 shares at $1.00 per share if the Recapitalization is effected) and Neil Kornswiet agreed to purchase 1,667,000 shares of Series C Stock in the Rights Offering for $1.00 per share.

     The Company entered into an employment agreement with Cary H. Thompson, Chief Executive Officer of the Company, in March 1996 (amended in May 1997 and August 1998) (the "Original Thompson Employment Agreement") pursuant to which Mr. Thompson was employed as Chief Executive Officer at a base salary of $900,000 per year. He was also entitled to receive, at the expense of the Company, the use of an automobile (including all maintenance and expenses associated therewith), a standard term life insurance policy in the amount of $1 million, a standard term accidental death policy in the amount of $1 million, under certain circumstances, a long-term disability policy providing an annual disability payment equal to 125% of his base salary and coverage for him and the dependent members of his family under the Company's medical and dental policies. Pursuant to the Original Thompson Employment Agreement, at the time he was hired, Mr. Thompson was also granted a bonus in the form of non-qualified options to purchase 1,125,000 shares of the Common Stock and additional non-qualified options to purchase 670,950 shares of the Common Stock to assist him in providing for federal and state income taxes payable as a result of such bonus options and in recognition of the fact that the Company may benefit from federal and state tax deductions as a result. In the event of a Severance Termination (as defined in the agreement) or a voluntary termination following a Change in Control (generally, a 20% change in the voting power of the Common Stock, certain changes in Board membership, a merger or complete liquidation or dissolution of the Company), the Company was obligated to pay Mr. Thompson two years' base salary plus an amount based on the performance bonuses previously paid. In addition, all options held by him are to vest as of the Severance Termination and remain exercisable for 12 months following such date. In addition, in the event of a Change in Control, all options would become immediately vested and remain exercisable for the entire remaining term of the option.

     Concurrently with the execution of the Agreement, the Company entered into a five-year employment agreement with Cary H. Thompson, the Company's Chief Executive Officer (the "New Thompson Employment Agreement"). The New Thompson Employment Agreement will be effective on the date of the Initial Closing, at which time the Original Thompson Employment Agreement will be terminated. The New Thompson Employment Agreement will supersede and invalidate any of Mr. Thompson's rights and benefits accruing under all other employment, change in control, stock option and any and all other agreements between Mr. Thompson and the Company that provide for the payment of compensation or benefits to Mr. Thompson other than (i) benefits provided under the Company's 401(k) plan, (ii) the use of an automobile (including all maintenance and expenses associated therewith) at the expense of the Company, and (iii) stock options granted to Mr. Thompson under the Company's various stock option plans and stock options granted outside of such plans. Under the New Thompson Employment Agreement, Mr. Thompson will earn an annual base salary of $600,000 and is entitled to receive cash bonuses after the 1999 calendar year of between 0 - 100% of his annual base salary, with an expected bonus of $400,000 and a bonus in excess of 100% of his annual base salary for extraordinary performance which shall be based on the achievement of other non-financial goals adopted by the Board and payable in accordance with a budget approved by the Board of Directors of the Company. Mr. Thompson is also entitled to receive, at the expense of the Company, (i) not less than $2 million of standard term life insurance, (ii) medical and dental benefits for Mr. Thompson and members of his family, (iii) a long-term disability policy providing for payments in an amount equal to 60% of Mr. Thompson's annual base salary, provided such policy can be obtained for a reasonable cost, (iv) other benefits under the Company's savings, pension and retirement plans and other benefit plans or programs maintained by the Company for the benefit of its executives, and (v) reimbursement of reasonable business expenses incurred in accordance with the Company's policies. Under the New Thompson Employment Agreement, the Company will grant to Mr. Thompson an option to purchase 2,630,162 shares of the Company's common stock pursuant to the Company's 1999 Stock Option Plan. Upon termination of employment by Mr. Thompson for "Good Reason", as defined in the Thompson Employment Agreement or by the Company for any reason, Mr. Thompson will be entitled to receive severance benefits for a period of 12 months, payable in accordance with the Company's payroll policy, an amount equal to (i) $2 million, if the termination occurs within one year of the Initial Closing,
(ii) $1.5 million, if the termination occurs during the second year, (iii) $1.0 million if the termination occurs in the third year, and (iv) $0.5 million if the termination occurs after the fourth anniversary of the Initial Closing. The New Thompson Employment Agreement requires that for so long as Capital Z or its designated purchasers owns at least 25% of the outstanding voting securities of the Company, Mr. Thompson may not to sell, assign or otherwise transfer during his employment with the Company, in any twelve month period, more than 25% of the aggregate amount of shares of Company stock which Mr. Thompson owned immediately prior to the Initial Closing, subject to waiver by the Board of Directors in the event of extraordinary hardship.

     The Company entered into an employment agreement with Neil B. Kornswiet, the Company's President and One Stop's Chairman, President and Chief Executive Officer on August 28, 1997 with an original expiration date of August 27, 2002. The agreement was amended and restated and extended for an additional two years in August 1998 (as amended, the "Original Kornswiet Employment Agreement"). Under the Original Kornswiet Employment Agreement, Mr. Kornswiet earned a base salary of $900,000 per year and was entitled to an annual performance bonus equal to between $1.35 million and $1.65 million depending on the retail and broker loan production of the Company (the "Performance Bonus"). Mr. Kornswiet was also entitled to receive, at the expense of the Company, the use of an automobile (including all maintenance and expenses associated therewith), a standard term life insurance policy in the amount of $1 million, a standard term accidental death policy in the amount of $1 million, under certain circumstances, a long-term disability policy providing an annual disability payment equal to 125% of his base salary and coverage for him and the dependent members of his family under the Company's medical and dental policies. In the event of a Change in Control (defined the same as in the Original Thompson Employment Agreement) Mr. Kornswiet would have received $30 million minus the amount of any Performance Bonus previously paid (the "Performance Severance Payment"). In the event of a Severance Termination (as defined in the agreement) or a voluntary termination following a Change in Control, Mr. Kornswiet would receive his base salary for three years (or the remaining term of the agreement, if longer), the Performance Severance Payment to the extent not previously paid and an amount, if any, necessary to reimburse him on a net after-tax basis for any applicable federal excise tax. In addition, in the event of a Change in Control, all options would become immediately vested and remain exercisable for the entire remaining term of the option.

     Concurrently with the execution of the Agreement with Capital Z, the Company entered into a five-year employment agreement with Neil B. Kornswiet, which supersedes the prior employment agreement (the "New Kornswiet Employment Agreement"). The New Kornswiet Employment Agreement becomes effective on the date of the Initial Closing. The New Kornswiet Employment Agreement will supersede and invalidate any of Mr. Kornswiet's rights and benefits accruing under all other employment, change in control and any and all other agreements between Mr. Kornswiet and the Company and its subsidiaries that provide for the payment of compensation or benefits to Mr. Kornswiet other than (i) benefits provided under the Company's 401(k) plan, (ii) the use of an automobile (including all maintenance and expenses associated therewith) at the expense of the Company, and (iii) stock options granted to Mr. Kornswiet under the Company's various stock option plans and certain stock options granted to, and forfeited by, employees of One Stop which were assumed by the Company in connection with the Company's acquisition of One Stop. Under the New Kornswiet Employment Agreement, Mr. Kornswiet will earn an annual base salary of $600,000 and will be entitled to receive (i) payment of $1,460,000 which represents Mr. Kornswiet's June 1998 bonus which was previously deferred by Mr. Kornswiet, (ii) a guaranteed cash bonus for calendar year 1999 in the amount of

$540,000 in the form of a recourse loan which will be forgiven and deemed paid in full so long as Mr. Kornswiet remains employed by the Company through the first anniversary of the effective date of the New Kornswiet Employment Agreement or through the date his employment is terminated by death, disability, by Mr. Kornswiet for good reason or by the Company for any reason, (iv) a cash supplemental bonus for Mr. Kornswiet's first year of employment payable within 2 1/2 months after the first anniversary of the effective date subject to the Board of Directors' determination that the Company has completed a satisfactory program of cost reductions by such anniversary date, (v) cash bonuses after the 1999 calendar year of between 0 - 100% of Mr. Kornswiet's annual base salary, with an expected bonus of $400,000 and a bonus in excess of 100% of his annual base salary for extraordinary performance which shall be payable in accordance with a budget approved by the Board of Directors of the Company and the achievement of other non-financial goals adopted by the Board, (vi) a loan equal to $1,167,000 which shall be non recourse provided that Mr. Kornswiet remains employed by the Company through the date of the first anniversary of the effective date of the New Kornswiet Employment Agreement or termination of employment based upon death, disability, by Mr. Kornswiet with good reason or by the Company for any reason. Mr. Kornswiet is also entitled to receive, at the expense of the Company, (i) not less than $2 million of standard term life insurance, (ii) medical and dental benefits for Mr. Kornswiet and members of his family, (iii) a long-term disability policy providing for payments in an amount equal to 60% of Mr. Kornswiet's annual base salary, provided such policy can be obtained for a reasonable cost, (iv) other benefits under the Company's savings, pension and retirement plans and other benefit plans or programs maintained by the Company for the benefit of its executives, and (v) reimbursement of reasonable business expenses incurred in accordance with the Company's policies. Under the New Kornswiet Employment Agreement, the Company will grant Mr. Kornswiet an option to purchase 3,214,642 shares of the Company's common stock pursuant to the Company's 1999 Stock Option Plan. Upon termination of employment by Mr. Kornswiet for "Good Reason," as defined in the New Kornswiet Employment Agreement or by the Company for any reason, Mr. Kornswiet will be entitled to receive severance benefits for a period of 12 months, payable in accordance with the Company's payroll policy, an amount equal to (i) $2 million, if the termination occurs within one year of the Initial Closing, (ii) $1,5 million, if the termination occurs during the second year, (iii) $1.0 million if the termination occurs in the third year, and (iv) $0.5 million if the termination occurs after the fourth anniversary of the Initial Closing. The New Kornswiet Employment Agreement requires that, for so long as Capital Z or its designated purchasers, owns at least 25% of the outstanding voting securities of the Company, Mr. Kornswiet may not to sell, assign or otherwise transfer during his employment with the Company, in any twelve month period, more than 25% of the aggregate amount of shares of Company stock which Mr. Kornswiet owned immediately prior to the Initial Closing, subject to waiver by the Board of Directors in the event of extraordinary hardship.

     Effective June 1, 1997, the Company entered into a two-year employment agreement with Mark E. Costello, Executive Vice President - Loan Production. Under the agreement, Mr. Costello is entitled to a base salary of $200,000 per year and a quarterly bonus under the Company's performance bonus plan for executive officers. If Mr. Costello's employment is terminated without cause, he will receive an amount equal to six months' base salary. If Mr. Costello's employment is terminated or he voluntarily resigns for Good Reason (defined to include a material reduction in his duties or base salary) in connection with a Change in Control (generally, a 50% change in the voting power of the Common Stock, certain changes in Board membership, a merger or complete liquidation or dissolution of the Company), he will receive two years' base salary plus an amount equal to the performance bonus paid to him with respect to the eight fiscal quarters preceding the date of termination.

     The Company entered into a second amended and restated employment agreement with Barbara S. Polsky, Executive Vice President, General Counsel and Secretary, effective June 1, 1997, with a term expiring on June 20, 2001. The agreement provides for a base salary of $300,000 per year and a quarterly bonus under the Company's performance bonus plan for executive officers. Ms. Polsky is also entitled to a long term disability policy providing for an annual disability payment in an amount equal to 100% of her base salary. In the event of a termination without cause, Ms. Polsky will receive two years' base salary plus an amount equal to the performance bonus paid to her for eight fiscal quarters preceding the date of termination. In addition, all options previously granted would become immediately exercisable. In the event of a termination or voluntary resignation in connection with a Change in Control (defined the same as in the Original Thompson Employment Agreement), Ms. Polsky would receive the same benefits as in a termination without cause.

     The Company entered into an amended and restated employment agreement with Joseph Magnus, Executive Vice President, Chief Credit Officer, effective June 1, 1997 with a term expiring on January 15, 2000. Mr. Magnus resigned his executive officer position on November 20, 1998. The agreement provided for a base salary of $160,000 per year and a quarterly bonus under the Company's performance bonus plan for executive officers. If Mr. Magnus' employment would have terminated without cause, he would have received an amount equal to six months' base salary. If Mr. Magnus' employment would have terminated or he voluntarily resigned for Good Reason (defined to include a material reduction in his duties or base salary) in connection with a Change in Control (generally, a 20% change in the voting power of the Common Stock, certain changes in Board membership, a merger or complete liquidation or dissolution of the Company), he would have received two years' base salary plus an amount equal to the performance bonus paid to him with respect to the eight fiscal quarters preceding the date of termination. In addition, all of the Options granted over the term shall become immediately exercisable as of the date of such termination and shall remain so for a period of 12 months thereafter.

                                   MANAGEMENT

INFORMATION WITH RESPECT TO EXECUTIVE OFFICERS

     The following table sets forth certain information with respect to the executive officers of the Company as of January 19, 1999:

        NAME           AGE                            POSITION
        ----           ---                            --------
Neil B. Kornswiet....  41    Co-Chairman of the Board and President Chairman and Chief
                               Executive Officer of One Stop Mortgage, Inc. ("One
                               Stop")
Cary H. Thompson.....  41    Chief Executive Officer and Director
Mark E. Costello.....  48    Executive Vice President -- Loan Production
Barbara S. Polsky....  44    Executive Vice President, General Counsel and Secretary
Daniel H. Relf.......  55    Executive Vice President -- Loan Services
David A. Sklar.......  45    Executive Vice President -- Finance & Chief Financial
                             Officer (Chief Accounting Officer)

     The executive officers of the Company are appointed by and serve at the discretion of the Board of Directors. There is no family relationship between any director and any executive officer of the Company.

     NEIL B. KORNSWIET was elected a Director in September 1996 and appointed Co-Chairman of the Board in November 1997. Mr. Kornswiet founded One Stop in August 1995 and was its Chairman, Chief Executive Officer and President from September 1995 through its acquisition by the Company in August 1996. Mr. Kornswiet continues to serve as Chairman, Chief Executive Officer and President of One Stop, now a wholly owned subsidiary of the Company. Mr. Kornswiet was also named an Executive Vice President of the Company in September 1996 and President of the Company in May 1997. From 1992 to 1995, Mr. Kornswiet was President of Quality Mortgage, a privately held mortgage banking company. From 1983 to 1992, Mr. Kornswiet was a lawyer specializing in consumer credit and other regulatory matters for financial institutions and mortgage banking companies.

     CARY H. THOMPSON has served as a Director of the Company since January 1992. He was named Chief Operating Officer of the Company in March 1996 and Chief Executive Officer of the Company in May 1997. From May 1994 until joining the Company, Mr. Thompson served as Managing Director -- Head of United States Financial Institutions Group for NatWest Markets. From June 1989 to May 1994, Mr. Thompson was Senior Vice President -- Head of West Coast Financial Institutions Group for Oppenheimer & Co. Mr. Thompson is also on the Board of Directors of Fidelity National Financial, Inc., a title insurance company.

     MARK E. COSTELLO joined the Company in March 1995 as Vice
President -- Correspondent Lending. He was named Senior Vice
President -- Correspondent Lending in October 1995 and Executive Vice
President -- Loan Production in May 1997. Prior to joining the Company, he was Director of Wholesale Lending for Advanta Mortgage Corporation USA. From 1980 to 1993, Mr. Costello was a Vice President with Citibank, New York, in the mortgage and consumer banking areas.

     BARBARA S. POLSKY joined the Company in May 1996 as Senior Vice President and General Counsel. In May 1997, she became Executive Vice President and General Counsel and in June 1997 she was appointed Secretary of the Company. Prior to joining the Company, Ms. Polsky was a partner in the law firm of Manatt, Phelps & Phillips, LLP, where she specialized in financial institution and corporate securities matters. From September 1992 to March 1994, Ms. Polsky was a partner in the law firm of Hughes Hubbard & Reed.

     DANIEL H. RELF joined the Company in July 1995 as a Vice President in the Servicing Department and subsequently was promoted to Senior Vice President in 1996. In May 1997, Mr. Relf was named Executive Vice President -- Loan Services. Prior to joining the Company, Mr. Relf served as Senior Vice President -- Service Operations of Great Western Bank from 1986 to 1992.

     DAVID A. SKLAR joined the Company in May 1997 as Executive Vice
President -- Finance. In November 1997, he was named Executive Vice
President -- Finance and Chief Financial Officer. Prior to joining the Company he was Executive Vice President and Chief Financial Officer of Imperial Bancorp and subsidiaries.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table shows information concerning all compensation paid for services to the Company in all capacities during the last three fiscal years or accrued within the current fiscal year as to the current Chief Executive Officer of the Company and each of the other four most highly compensated executive officers of the Company (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                 LONG TERM
                                           ANNUAL COMPENSATION                  COMPENSATION
                            -------------------------------------------------   ------------
         NAME AND           FISCAL                             OTHER ANNUAL     STOCK OPTION    ALL OTHER
    PRINCIPAL POSITION       YEAR     SALARY      BONUS       COMPENSATION(1)      AWARDS      COMPENSATION
    ------------------      ------   --------   ----------    ---------------   ------------   ------------
Neil B. Kornswiet.........   1998    $900,000   $5,297,449(2)          --               --       $40,800(3)
President(4)                 1997     666,042    4,408,863             --          555,000           N/A
                             1996         N/A          N/A             --              N/A           N/A
Cary H. Thompson..........   1998    $900,000   $       --             --               --       $ 4,800(5)
Chief Executive Officer(6)   1997     634,805    1,073,339             --               --           N/A
                             1996     125,000      298,000             --        1,821,825           N/A
Barbara S. Polsky.........   1998    $300,000   $  244,000             --           60,000       $13,000(7)
Executive Vice President,    1997     245,000      318,120             --           10,000           N/A
General Counsel              1996      35,538           --             --           56,350           N/A
and Secretary(8)
Mark E. Costello..........   1998    $200,000   $  224,188(9)          --           30,000       $12,800(10)
Executive Vice
President --                 1997     165,000      466,968             --           12,500         4,500(5)
Loan Production(11)          1996     130,000      201,000             --           11,250         2,438(5)
Joseph Magnus.............   1998    $180,000   $  220,000(12)          --          30,000       $10,116(13)
Executive Vice
President --                 1997      69,641      466,968             --               --           N/A
Chief Credit Officer(14)(15)  1996        N/A          N/A             --              N/A           N/A

---------------
 (1) The aggregate amount of all perquisites and personal benefits received by each of the Named Executive Officers in each of fiscal years 1996, 1997 and 1998 was not in excess of $50,000 or 10% of the total of annual salary and bonus reported for such Named Executive Officer.

 (2) Mr. Kornswiet initially deferred his June 30, 1998 bonus. As part of the New Kornswiet Employment Agreement, which will become effective on the Initial Closing, the Company will pay a cash bonus to Mr. Kornswiet in an amount equal to $1,460,000.

 (3) Consists of $36,000 in employer contributions to the Company's Deferred Compensation Plan and $4,800 in employer contributions to the Company's
     Section 401(k) plan.

 (4) Mr. Kornswiet joined the Company in August 1996.

 (5) Consists of employer contributions to the Company's Section 401(k) plan.

 (6) Mr. Thompson joined the Company in March 1996 and became the Chief Executive Officer in May 1997.

 (7) Consists of $8,200 in employer contributions to the Company's Deferred Compensation Plan and $4,800 in employer contributions to the Company's
     Section 401(k) plan.

 (8) Ms. Polsky joined the Company in May 1996.

 (9) Includes fiscal fourth quarter ended June 30, 1998 bonus of $54,188 which Mr. Costello has agreed to defer.

(10) Consists of $8,000 in employer contributions to the Company's Deferred Compensation Plan and $4,800 in employer contributions to the Company's
     Section 401(k) plan.

(11) Mr. Costello joined the Company as an officer in March 1995.

(12) Consists of $6,400 in employer contributions to the Company's Deferred Compensation Plan and $3,716 in employer contributions to the Company's
     Section 401(k) plan.

(13) Mr. Magnus joined the Company in January 1997.

(14) Includes fiscal fourth quarter ended June 30, 1998 bonus of $50,000 which Mr. Magnus has agreed to defer.

(15) Mr. Magnus resigned on November 20, 1998.

OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth certain information regarding grants of stock options made during the fiscal year ended June 30, 1998 to the Named Executive Officers.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                             INDIVIDUAL
                                               GRANTS                                  POTENTIAL REALIZABLE
                                           --------------                                VALUE AT ASSUMED
                              NUMBER OF      PERCENT OF                                ANNUAL RATES OF STOCK
                                SHARES     TOTAL OPTIONS     EXERCISE                 PRICE APPRECIATION FOR
                              UNDERLYING     GRANTED TO      OR BASE                      OPTION TERM(1)
                               OPTIONS      EMPLOYEES IN    PRICE PER    EXPIRATION   -----------------------
            NAME              GRANTED(2)   FISCAL YEAR(3)    SHARE(4)       DATE         5%           10%
            ----              ----------   --------------   ----------   ----------   ---------   -----------
Neil B. Kornswiet...........        --            --              --             --         --            --
Cary H. Thompson............        --            --              --             --         --            --
Barbara S. Polsky(5)........    60,000          6.63%         $13.44     11/18/2007   $506,896    $1,284,805
Mark E. Costello(5).........    30,000          3.32%         $13.44     11/18/2007   $253,448    $  642,402
Joseph A. Magnus(5)(6)......    30,000          3.32%         $13.44     11/18/2007   $253,448    $  642,402

---------------
(1) The potential realizable value is based on the assumption that the Common Stock of the Company appreciates at the annual rate shown (compounded annually) from the date of grant until the expiration of the option term. These amounts are calculated pursuant to the applicable requirements of the SEC and do not represent a forecast of the future appreciation of the Company's Common Stock.

(2) All of the options set forth in this chart were granted for a term of 10 years.

(3) Options covering an aggregate of 904,300 shares were granted to eligible employees during the fiscal year ended June 30, 1998.

(4) Options were granted at an exercise price equal to the fair market value of the Company's Common Stock, as determined by reference to the closing price reported on the NYSE on the last trading day prior to the date of grant. The exercise price and tax withholding obligations related to exercise may be paid by delivery of already owned shares, subject to certain conditions.

(5) These options become exercisable as to 1/5 of the shares on November 18, 1997. The remaining shares vest at a rate of 20% on each anniversary of the date of grant thereafter until fully vested.

(6) The unvested portion of this option terminated immediately upon Mr. Magnus' resignation on November 20, 1998. The vested portion of the option will terminate 90 days after Mr. Magnus' resignation to the extent that such vested portion has not been exercised.

AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTIONS

     The following table sets forth, for each of the Named Executive Officers, certain information regarding the exercise of stock options during the fiscal year ended June 30, 1998 and the value of options held at fiscal year end.

                 AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR
                     AND FISCAL YEAR-END OPTION VALUES (1)

                                                                NUMBER OF SHARES
                                                             UNDERLYING UNEXERCISED     VALUE OF ALL UNEXERCISED
                                                                   OPTIONS AT            IN-THE-MONEY OPTIONS AT
                               SHARES ACQUIRED    VALUE          FISCAL YEAR-END          FISCAL YEAR-END(2)(3)
            NAME                 ON EXERCISE     REALIZED   EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE
            ----               ---------------   --------   -------------------------   -------------------------
Neil B. Kornswiet............        --            --              550,000/   --                   --  /     --
Cary Thompson................        --            --            900,303/719,997          $2,168,494/$1,012,500
Barbara S. Polsky............        --            --             49,750/ 76,500          $    4,200/$   15,600
Mark Costello................        --            --             18,075/ 37,250          $   33,038/$    7,800
Joseph A. Magnus(4)..........        --            --             25,000/ 52,500          $    2,340/$    8,160

---------------
(1) All amounts shown in this table have been adjusted to reflect the three-for-two split of the Common Stock effected on February 21, 1997.

(2) Based upon the last reported sale price of the Common Stock on the NYSE on June 30, 1998 ($13.75) less the option exercise price.

(3) As of January 20, 1999, none of the options outstanding were in-the-money. The closing price on January 20, 1999 was $2.875.

(4) Mr. Magnus resigned on November 20, 1998.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires the Company's executive officers, directors and persons who own more than ten percent of a registered class of the Company's equity securities to file reports of ownership and changes in ownership with the SEC. Executive officers, directors, and greater-than-ten percent stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. Based solely on its review of the copies of such forms received by it and written representations from the Company's reporting persons that they have complied with the relevant filing requirements, the Company believes that, during the year ended June 30, 1998, all relevant Section 16(a) filing requirements were complied with.

SECTION 401(K) PLAN

     The Company has a tax-qualified cash or deferred profit sharing plan (the "401(k) Plan") covering all employees over the age of 21 who have completed six months of service with the Company prior to a plan entry date. Pursuant to the 401(k) Plan, eligible employees may make salary deferral (before-tax) contributions of up to 25% of their compensation per plan year up to a specified maximum contribution as determined by the Internal Revenue Service. The 401(k) Plan also includes provisions which authorize the Company to make discretionary contributions. Such contributions, if made, are allocated among all eligible employees as determined under the 401(k) Plan. The trustees under the 401(k) Plan invest the assets of each participant's account in selected investment options at the direction of such participant.

DEFERRED COMPENSATION PLAN

     In April 1997, the Company implemented a deferred compensation plan for highly compensated employees and directors of the Company. The plan is unfunded and non-qualified. Eligible participants may defer a portion of their compensation (including bonuses) and receive a Company matching amount up to 4% of their annual base salary. The Company may also make discretionary contributions to the plan. For the 1998 fiscal year, the Company made no matching or discretionary contributions to the plan. In October 1998, the Company suspended contributions to the Deferred Compensation Plan.

                               PERFORMANCE GRAPH

     Set forth below is a line graph comparing the annual percentage change in the cumulative return to the stockholders of the Company's Common Stock with the cumulative return of the NYSE Stock Market (US Companies) Index and the Index for NYSE/AMEX/NASDAQ Stocks (SIC 6160-6169 US Companies) Mortgage Bankers and Brokers for the period commencing July 1, 1993 and ending on June 30, 1998. The information contained in the performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that the Company specifically incorporates it by reference into such filing. The stock price performance on the following graph is not necessarily indicative of future stock price performance.
GRAPH

                                                  AAMES FINANCIAL CORP.      NY STOCK EXCHANGE INDEX           PEER GROUP
                                                  ---------------------      -----------------------           ----------
'Jun 93'                                                 100.00                      100.00                      100.00
'Jun 94'                                                  87.73                       98.42                       91.54
'Jun 95'                                                 193.01                      117.16                      128.34
'Jun 96'                                                 578.01                      144.20                      187.59
'Jun 97'                                                 449.72                      185.64                      216.97
'Jun 98'                                                 337.35                      232.33                      243.50

DATED: January 29, 1999                   AAMES FINANCIAL CORPORATION

                                          /s/ BARBARA S. POLSKY

                                          Barbara S. Polsky
                                          Executive Vice President,
                                          General Counsel and Secretary

                                  EXHIBIT "A"
                      REPORT OF THE COMPENSATION COMMITTEE
                           ON EXECUTIVE COMPENSATION

     The following report of the Compensation Committee of the Board of Directors shall not be deemed to be incorporated by reference into any previous filing by the Company under either the Securities Act of 1933, as amended ("Securities Act"), or the Securities Exchange Act of 1934, as amended ("Exchange Act"), that incorporates future Securities Act or Exchange Act filings in whole or in part by reference.

     During the 1998 fiscal year, the Compensation Committee of the Board of Directors was comprised of Dr. Melvyn Kinder, Georges St. Laurent and Lee Masters who are non-employee directors of the Company. The Board of Directors delegated to the Compensation Committee the responsibility for developing and administering policies which govern the total compensation program for the Named Executive Officers of the Company. The Committee also administers the Company's stock option plans.

     During the 1998 fiscal year, the goal of the Company's executive compensation program was to retain, motivate and reward management through the compensation policies and awards, while aligning their interests more closely with that of the Company and stockholders. In furtherance of this goal, the program consisted of three main components: (1) base salary; (2) bonuses which were either discretionary or based on individual and Company performance; and
(3) stock options to provide long-term incentives for performance and to align executive officer and stockholder interests.

EXECUTIVE COMPENSATION

     Base salaries for the Named Executive Officers were established by the Compensation Committee based on the recommendations of management which considered, and applied subjectively as appropriate, individual performance and achievement, areas of responsibility, position, the extent to which the officers' skills were in demand or could be marketed to other companies or industries and internal and external comparability. Base salaries for other executive officers were established by the Chief Executive Officer who applied the same criteria. The base salary for Mr. Kornswiet was initially established under the terms of an employment agreement entered into in connection with the Company's acquisition of One Stop, a company of which Mr. Kornswiet was the Chief Executive Officer, President and sole stockholder. Under the initial terms of the employment agreement, Mr. Kornswiet was appointed Executive Vice President of the Company and Chief Executive Officer and President of One Stop. Upon his appointment as President of the Company in May 1997, Mr. Kornswiet's employment agreement was revised by the Compensation Committee to increase his annual base salary from $750,000 to $900,000.

     Bonuses paid to the Company's executive officers (excluding the Chief Executive Officer and President) during the 1998 fiscal year were based on Company performance under the terms of the Company's performance bonus plans. See -- "Performance Bonus Plan." Under the terms of his then existing employment agreement, Mr. Kornswiet was entitled to, and received during the first three fiscal quarters, a cash bonus equal to 7.5% of One Stop's adjusted pre-tax income. For the quarter ended June 30, 1998, Mr. Kornswiet agreed to defer his bonus. Under the New Kornswiet Employment Agreement, Mr. Kornswiet will receive his previously deferred bonus.

     The Compensation Committee believed that it was important for key employees to have long-term incentives through an equity interest in the Company. Accordingly, from time to time, the Company has granted key employees stock options pursuant to the Company's stock option arrangements. The Committee has granted options upon the recommendations of management. As of June 30, 1998, the Company's six key employees (excluding the Company's Chief Executive Officer) held options to acquire 971,575 shares of the Company's Common Stock.

PERFORMANCE BONUS PLAN

     In October 1995, the Compensation Committee adopted a performance bonus plan (the "Old Performance Bonus Plan") for executives, other than those primarily responsible for the origination and purchase of loans, which provided for a performance-based cash bonus equal to a specified dollar level (the "Payment Amount") for every percentage point for which return on average equity exceeds a specified return (the "Target ROE"). The Target ROE was set at fifteen percent. The Compensation Committee believed that a fifteen-percent return was generally perceived as a good return on equity for a financial services company, and only performance in excess of a good return should be rewarded through the performance-based compensation program. Each Performance Bonus Plan participant was given a Payment Amount based on the participant's contribution to, and impact upon, the success of the Company. For fiscal 1998, the range in Payment Amounts for Old Performance Bonus Plan participants was from $4,000 to $15,000. Commencing June 1997 through the fiscal quarter ending December 31, 1997, the quarterly bonuses paid to Old Performance Bonus Plan participants were fixed at the third 1997 fiscal quarter levels pending review of the Old Performance Bonus Plan by the Compensation Committee. In November 1997 and as amended in May 1998, the Compensation Committee determined that a bonus based on return on average equity may not provide the appropriate management incentives for a company that historically operated on a negative cash flow basis and requires continuous access to the capital markets and adopted the New Performance Bonus Plan. All executive officers, other than the Chief Executive Officer and the President, participate in the New Performance Bonus Plan. Under the New Performance Bonus Plan, bonuses are paid quarterly and are tied to (i) the achievement by each participant of certain predetermined goals established annually by the Chief Executive Officer subject, in the case of the Named Executive Officers, to approval by the Compensation Committee, (ii) the achievement by the Company of net income goals established annually by the Chief Executive Officer and presented to the Board of Directors, and (iii) maximum levels of bonus for each individual established annually by the Chief Executive Officer subject, in the case of the Named Executive Officers, to approval by the Compensation Committee. Participants receive the full quarterly bonus in each quarter where at least seventy percent of the individual and Company performance goals are met. Where the Company achieves at least seventy percent of its goals, but the participant achieves less than seventy percent of his or her goals, bonuses may be paid based on the participant's percentage of achievement of his or her individual goals. Otherwise, bonuses are subject to the approval of the Compensation Committee.

EXECUTIVE COMPENSATION -- CHIEF EXECUTIVE OFFICERS

     On May 7, 1997, Mr. Thompson, the Company's then Chief Operating Officer, assumed the duties of Chief Executive Officer. Prior to May 7, 1997, Mr. Thompson's compensation was established under the terms of an employment agreement entered into in March 1996 and amended in May 1997 and August 1998 with the approval of the Compensation Committee. Under that agreement, as amended, Mr. Thompson was paid a base salary of $500,000 and received a performance bonus under the Company's Performance Bonus Plan with a Payment Amount of $45,000 for each percentage point for which return on average equity exceeded the Target ROE. The employment agreement also provided for the grant of stock options covering 1,795,950 shares. The Compensation Committee believed that the grant of the options to Mr. Thompson was necessary to attract Mr. Thompson to the Company and provided the appropriate level of long-term incentive to foster continued strong growth in stockholder values.

     Upon his appointment as Chief Executive Officer in May 1997, Mr. Thompson's employment agreement was revised by the Compensation Committee to increase his base salary to $900,000. Further, at Mr. Thompson's request, the Compensation Committee replaced the performance bonus provisions of his agreement with a discretionary bonus subject to the approval of the Board or the stockholders. Considering the number of stock options Mr. Thompson was granted at the time he became Chief Executive Officer, the Committee believes his compensation was primarily performance based. Concurrently with the execution of the Agreement, Mr. Thompson entered into the New Thompson Employment Agreement effective as of the Initial Closing.

STATEMENT REGARDING TAX POLICY COMPLIANCE

     Section 162(m) of the Code limits the deductible allowable to the Company for compensation paid to the chief executive officer and each of the four other most highly compensated executive officers to $1 million. Qualified performance-based compensation is excluded from this limitation if certain requirements are met, including receipt of stockholder approval or if amounts are paid pursuant to a written contract that was in effect on February 17, 1993 and not subsequently materially modified. Under certain circumstances, the Compensation Committee, in its discretion, may authorize payments, such as salary, bonuses or otherwise that may cause an executive officer's income to exceed the deductible limits. The fiscal 1998 compensation paid to Mr. Kornswiet in excess of $1 million exceeded the deductible limits.

Compensation Committee:  Melvyn Kinder, Chairman
                       Lee Masters
                       Georges St. Laurent